ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE
This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the "Insured")		Bond Number
	Capital Research and Management Company		87111109B

	Principal Office:	333 South Hope Street, 55th Floor
Los Angeles, CA 90071-1406

	Mailing Address:	333 South Hope Street, 55th Floor
Los Angeles, CA 90071-1406

Item 2.
Bond Period: from 12:01 a.m. on December 19, 2009, to 12:01 a.m. on December 19, 2010, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability--
	Subject to sections 9, 10 and 12 hereof:

			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$100,000,000	$250,000
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$100,000,000	$250,000
	Insuring Agreement D-	IN TRANSIT	$100,000,000	$250,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$100,000,000	$250,000
	Insuring Agreement F-	SECURITIES	$100,000,000	$250,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$100,000,000	$250,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$100,000,000	$250,000

	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

	OPTIONAL INSURING AGREEMENT ADDED BY RIDER:

	Insuring Agreement J-	COMPUTER SECURITY	$100,000,000	$250,000

Item 4.
Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider.  Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:
	Riders:	1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ John T. Mulligan
Authorized Representative

Bond (1/09)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.  Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent.  This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit.  This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT
Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of
(1) uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or
(2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;
PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS
Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)
any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)
any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)
any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

1.
Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.
If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

	1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or
2.
in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein.  At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection.  In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover.  Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.
“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.
“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.
“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.
“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.
“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:

(1) each officer, director, trustee, partner or employee of the Insured, and

(2)
each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets  or capital stock of, such predecessor, and

(3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4) each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5) each officer, director, trustee, partner or employee of
(a) an investment adviser,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting recordkeeper, or

(d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)
each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)
each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8) each officer, partner or employee of

(a) any Depository or Exchange,

(b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)
in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.
“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive.  A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures.  Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.
“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/ Electronic Transactions as provided in writing to the Underwriter.

R.
“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.
“Property” means the following tangible items:  money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.
“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment.  “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.
“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1) all loss resulting from any one actual or attempted Theft committed by one person, or
(2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or
(3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or
(4) all expenses incurred with respect to any one audit or examination, or
(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.
Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.
Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.
Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.
Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.
Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.
Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.
Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)
to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2) to do damage to the premises or Property of the Insured, unless such loss is otherwise covered under Insuring Agreement A.

J.
All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.
Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.
Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.
Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.
Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.
Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond.  At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured.  As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars.  The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys' Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require.  The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit.  If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)
the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)
the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)
the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability.  If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities.  In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement.  To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond.  If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss.  If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount.  The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond.  Recovery for any Single Loss may not be made under more than one Insuring Agreement.  If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice.  Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination.  The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft.  The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator.  Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.
the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.
the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.
the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.
for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and
B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative.  Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Non-Funds
American Funds Distributors, Inc.
American Funds Service Company
Capital Bank and Trust Company
Capital Group Corporate International
Capital Group Research, Inc.
Capital International Research, Inc.
Capital Management Services, Inc.
Capital Research Company
The Capital Group Companies, Inc.
Capital Strategy Research, Inc.

In-House Plans
The Health and Welfare Benefits Plan for Employees of the Capital Group Companies, Inc. or any similar plan merged into this plan on or prior to January 1, 2010

The Severance Pay Plan for U.S. Associates of the Capital Group Companies, Inc. and Participating U.S. Affiliates or any similar plan merged into this plan on or prior to January 1, 2010

Group Medical and Dental Insurance Plan for Retirees of the Capital Group Companies, Inc. or any similar plan merged into this plan on or prior to January 1, 2010

Revised Master Retirement Plan of the Capital Group Companies, Inc.

The 401(k) Tax Advantage Plan of the Capital Group Companies, Inc.

Funds
AMCAP Fund, Inc.
American Balanced Fund, Inc.
American High-Income Trust
American High-Income Municipal Bond Fund, Inc.
American Mutual Fund, Inc.
American Funds Short-Term Tax-Exempt Bond Fund
American Funds Money Market Fund
American Funds Insurance Series, a series fund consisting of:
o	Asset Allocation Fund
o	Blue Chip Income and Growth Fund
o	Bond Fund
o	Cash Management Fund
o	Global Discovery Fund
o	Global Bond Fund
o	Global Growth Fund
o	Global Growth and Income Fund
o	Global Small Capitalization Fund
o	Growth Fund
o	Growth-Income Fund
o	High-Income Bond Fund
o	International Fund
o	International Growth and Income Fund
o	New World Fund
o	U.S. Government/AAA-Rated Securities Fund
American Funds Target Date Retirement Series Inc., a series fund consisting of:
o	American Funds 2010 Target Date Retirement Fund
o	American Funds 2015 Target Date Retirement Fund
o	American Funds 2020 Target Date Retirement Fund
o	American Funds 2025 Target Date Retirement Fund
o	American Funds 2030 Target Date Retirement Fund
o	American Funds 2035 Target Date Retirement Fund
o	American Funds 2040 Target Date Retirement Fund
o	American Funds 2045 Target Date Retirement Fund
o	American Funds 2050 Target Date Retirement Fund
Anchor Pathway Fund Series, a series fund consisting of:
o	Asset Allocation Fund
o	Cash Management Fund
o	Growth Fund
o	Growth-Income Fund
o	Natural Resources
o	U.S. Government/AAA-Rated Securities Fund
Capital Income Builder, Inc.
Capital World Bond Fund, Inc.
Capital World Growth and Income Fund, Inc.
Emerging Markets Growth Fund, Inc.
Endowments, a series fund consisting of:
o	Bond Portfolio
o	Growth and Income Portfolio
EuroPacific Growth Fund
Fundamental Investors, Inc.
Intermediate Bond Fund of America
International Growth and Income Fund, Inc.
Limited Term Tax-Exempt Bond Fund of America
New Perspective Fund, Inc.
New World Fund, Inc.
Short-Term Bond Fund of America, Inc.
SMALLCAP World Fund, Inc.
The American Funds Income Series, a series fund consisting of:
o	U.S. Government Securities Fund
The American Funds Tax-Exempt Series I, a series fund consisting of:
o	The Tax-Exempt Fund of Maryland
o	The Tax-Exempt Fund of Virginia
The American Funds Tax-Exempt Series II, a series fund consisting of:
o	The Tax-Exempt Fund of California
The Bond Fund of America, Inc.
The Growth Fund of America, Inc.
The Income Fund of America, Inc.
The Investment Company of America
The New Economy Fund
The Tax-Exempt Bond Fund of America, Inc.
Washington Mutual Investors Fund, Inc.
CGPE IV, L.P.
CGPE V, L.P.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with (1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares, or (2) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN3.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

(a)	the provision of Investment Advisory Services by an Insured to any In-House Plan; or

(b)	the provision of Administrative Services by an Insured to any In-House Plan; or

(c)	the provision of Investment Advisory Services by an Insured (“Adviser”) to any Third Party Plan that is a client of the Adviser; or

(d)	the provision of Administrative Services by Capital Bank & Trust Company to any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1)
the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, unless, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2)	custodial services for the safekeeping and custody of securities or other property; or

(3)	liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured’s failure to collect contributions or to pay benefits).

(4)	liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured’s failure to collect contributions or to pay benefits); or

(5)
in the case of an Insured acting or purporting to act as a trustee or “directed trustee” for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee Retirement Security Act of 1974, as amended (“ERISA”)) to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (5) shall not preclude indemnification for associated court costs and attorneys’ fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1)
“Administrative Services” shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2)	“Affiliated Entity” means any entity controlling, controlled by, or under common control with an Insured.

(3)	"Designated Securities" means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4)
"Interested Trustee" means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5)	“Plan” means any retirement or employee benefit plan, including any trust relating thereto.

(6)	“In-House Plan” means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto.

(7)	“Third Party Plan” means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

It is further understood and agreed that with respect to In-House Plans, for purposes of Rider No. 3 of this Bond only, an In-House Plan named as an Insured under this Bond shall not be deemed to be a Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN10.0-01(6/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures.  The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.
"Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof.  An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

	b.	"Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)
causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

	c.	"Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

	d.	"Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

	e.	"Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

	f.	"User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

	a.	Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b.
Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

	c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

	d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1) any Authorized User (whether a natural person or an entity); or

(2)
in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)
in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified.  A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond.  Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN19.0-04 (12/03)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or

(2)	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder’s bank account of record; or

(3)
written request to a trustee or custodian for a Designated Retirement Account ("DRA") which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss.  This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	“Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	"Owner" means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN27.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)
reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted.  Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN33.0-00 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):

(i) the Shareholder of Record verifies, by some method other than an Electronic Transmission effected by computer-to-computer over the Internet or utilizing modem or similar connections, that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“On-Line Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Transaction” means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN38.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(1)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record,

provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss.  This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, (c) by Telefacsimile, or (d) by computer-to-computer transmission over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

•	by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.

It is further understood and agreed that, for the purposes of this Rider, a transmission of a Phone/Electronic Transaction request over the Internet shall not be deemed to be a “wireless device transmission” solely by virtue of an individual retail shareholder’s use of a personal wireless device (e.g., a PDA, Blackberry, cell phone, or wireless access point on such shareholder’s home network) to effect transmission of such request to the shareholder’s Internet service provider.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

RNV48.0-03-111 (3/06)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Insuring Agreement G. COUNTERFEIT CURRENCY of this Bond is amended to read as follows:

"Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of any country which prove to be Counterfeit.

This Insuring Agreement does not cover loss covered under Insuring Agreement A.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM3.0-01-111 (12/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 5 of this Bond is amended to read as follows:

"Discovery occurs when the Management Committee of The Capital Group Companies, Inc., the Chief Compliance Officer, the Risk and Insurance Manager, or the Head of the Legal Department of the Insured becomes aware of facts which would cause a reasonable person to assume that a loss of over $250,000 (Two Hundred Fifty Thousand Dollars) covered by the Bond has been or is likely to be incurred, regardless of when the act causing or contributing to such loss occurred, even though the exact amount of details of loss may not then be known.  Notice to the Management Committee of The Capital Group Companies, Inc., the Risk and Insurance Manager, or the Head of the Legal Department of the Insured of an actual or potential claim of over $250,000 (Two Hundred Fifty Thousand Dollars) by a third party which alleges that the Insured is liable under circumstances which, if true, would create a loss of over $250,000 (Two Hundred Fifty Thousand Dollars) under this Bond, constitutes such discovery."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM27.0-02-111 (11/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.
In the event that a loss is covered under more than one bond issued to Capital Research and Management Company or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds.  In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN23.0-01 (11/03)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN25.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the “Act”).  The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.”  (Each of these bolded terms is defined by the Act.)  The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act.  Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion.  If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount.  Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for “acts of terrorism.”   However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond  (including exclusions) that are permissible under the Act.  The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).

RN53.0-00 (3/03)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 19, 2009	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include Capital International, Inc. only with respect to the provision of its services to the Emerging Markets Growth Fund, Inc. or to shareholders of such Fund in connection with the issuance, transfer, or reduction of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM1.0-02-111 (12/09)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 17

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

January 1, 2010	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

○	American Funds 2055 Target Date Retirement Fund,
a series fund of American Funds Target Date Retirement Series, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 18

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 19, 2010	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

Endowments, a series fund consisting of:
○	Bond Portfolio
○	Growth and Income Portfolio

is changed to:

Endowments, a series fund consisting of:
○	Growth and Income Portfolio

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 19

INSURED	BOND NUMBER

Capital Research and Management Company	87111109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 1, 2010	December 19, 2009 to December 19, 2010	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Personal Investment Management Portfolio Series, a series fund consisting of:
○	Personal Investment Management Core Municipal Bond Portfolio
○	Personal Investment Management Short-Term Municipal Bond Portfolio
○	Personal Investment Management California Core Municipal Bond Portfolio
○	Personal Investment Management California Short-Term Municipal Bond Portfolio
○	Personal Investment Management Core Bond Portfolio

It is further understood and agreed that Item 1 of the Declarations, Name of Insured, shall include Capital Guardian Trust Company only with respect to the provision of its services to the Personal Investment Management Portfolio Series or to shareholders of such Fund in connection with the issuance, transfer, or reduction of their Fund shares.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV1.0-00 (3/10)

[logo – Capital GuardianSM]	Personal Investment Management Portfolio Series 6455 Irvine Center Drive Irvine, California 92618 Courtney R. Taylor Secretary

CERTIFICATE OF SECRETARY

I, COURTNEY R. TAYLOR, Secretary of PERSONAL INVESTMENT MANAGEMENT PORTFOLIO SERIES (the “Series”) do hereby certify that the following is a true and correct copy of a resolution adopted at a meeting of the Board of Trustees of the Series, duly called and held on December 16, 2009 at which a quorum was present and voting throughout, and said resolution has not been in anywise amended, annulled, rescinded or revoked, and the same is still in full force and effect:

WHEREAS, rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), provides that every registered investment company shall maintain a bond issued by a reputable fidelity insurance company and that a majority of the Board who are not “interested persons” of the Series (as defined in the 1940 Act) shall approve the reasonableness of the form and amount of the Series’ fidelity bond as often as their fiduciary duty requires, but not less than once annually, and shall also approve the portion of the premium for any joint bond to be paid by such company;

NOW, THEREFORE, BE IT RESOLVED, that each of the officers of the Series is authorized, empowered and directed to provide and maintain for the Series a joint insured registered investment company bond consisting of a $100 million bond written by ICI Mutual Insurance Company, which bond conforms with the requirements of rule 17g-1 under the 1940 Act and protects the Series, other investment companies served by Capital Guardian Trust Company, and certain other affiliated companies, and certain insurance, medical and retirement plans for officers and employees of such corporations; and

FURTHER RESOLVED, that a majority of the Board who are not interested persons of the Series (as defined in the 1940 Act) or any other insured under said joint insured bond determine, with due consideration to (1) the value of the aggregate assets of the Series to which any covered person may have access, (2) the type and terms of the arrangements made for the custody and safekeeping of such assets, (3) the nature of securities in the portfolio of the Series, (4) the number of other parties named as insureds, (5) the nature of the business activities of such other parties, (6) the method of allocation of the premium among the parties named as insureds, (7) the extent to which the share of the premium allocated to the Series is less than the premium the Series would have had to pay if it had provided and maintained a single insured bond, and (8) such other matters as they consider relevant, that the proposed fidelity bond coverage in the aggregate amount of $100 million is in reasonable form and constitutes a reasonable amount of coverage to protect the Series against possible larceny or embezzlement by its officers and employees; and

FURTHER RESOLVED, that the officers of the Series are authorized, empowered and directed, on behalf of the Series and in its name, to execute and enter into an agreement with other joint insureds regarding such coverage, said agreement providing that in the event recovery is received under the bond as a result of a loss sustained, the Series shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Secretary of the Series is designated, pursuant to rule 17g-1 under the 1940 Act, as the person who shall make the filings and give the notices required by said rule.

WITNESS my hand this 1st day of March, 2010.

/s/ Courtney R. Taylor
Courtney R. Taylor

The Capital Group Companies
American Funds	Capital Research and Management	Capital International	Capital Guardian	Capital Bank and Trust

Fidelity Bond Premium Allocation Chart - 2009 - 2010
Fund	Gross Assets ($MM) as of 8/31/2009		Rule 17g-1 Minimum Coverage	Premium for Individual Policy1	2009-10 Allocation Factor2 (%)	2009-10 Estimated Premium Allocation per Fund3
Funds Managed by Capital Research and Management Company
AFTD	$5,150.8		$2,500,000	$80,000	1.956%	$2,298
AHIM	2,096.3		1,500,000	70,000	1.711%	$2,011
AHIT	14,280.2		2,500,000	140,000	3.423%	$4,022
AMBAL	45,847.7		2,500,000	160,000	3.912%	$4,597
AMCAP	18,445.5		2,500,000	145,000	3.545%	$4,166
AMF	14,137.9		2,500,000	140,000	3.423%	$4,022
BFA	38,923.0		2,500,000	155,000	3.790%	$4,453
CIB	75,101.1		2,500,000	178,000	4.352%	$5,114
CMTA+	0.0		0	0	0.000%	$0
CTEX+	0.0		0	0	0.000%	$0
CTRS+	0.0		0	0	0.000%	$0
ENDI/BENDI	125.0		525,000	55,000	1.345%	$1,580
EUPAC	89,639.2		2,500,000	178,000	4.352%	$5,114
FI	40,789.2		2,500,000	160,000	3.912%	$4,597
GFA	143,348.3		2,500,000	213,000	5.208%	$6,119
GVT	7,301.2		2,500,000	85,000	2.078%	$2,442
IBFA	7,363.6		2,500,000	85,000	2.078%	$2,442
ICA	57,912.3		2,500,000	170,000	4.156%	$4,884
IFA	59,952.2		2,500,000	170,000	4.156%	$4,884
IGI	2,452.9		1,500,000	70,000	1.711%	$2,011
LTEX	2,110.3		1,500,000	70,000	1.711%	$2,011
MMF	26,509.0		2,500,000	150,000	3.667%	$4,309
NEF	6,741.6		2,500,000	85,000	2.078%	$2,442
NPF	40,057.7		2,500,000	160,000	3.912%	$4,597
NWF	13,665.4		2,500,000	125,000	3.056%	$3,591
SCWF	16,315.0		2,500,000	140,000	3.423%	$4,022
STBF	3,204.3		2,500,000	75,000	1.834%	$2,155
STEX+	501.3		900,000	60,000	1.467%	$1,724
TEBF	8,867.3		2,500,000	95,000	2.323%	$2,729
TEFCA	1,644.6		1,500,000	65,000	1.589%	$1,867
TEFMD/TEFVA	778.9		1,000,000	60,000	1.467%	$1,724
VI	90,998.9		2,500,000	178,000	4.352%	$5,114
WBF	9,385.3		2,500,000	100,000	2.445%	$2,873
WGI	75,596.2		2,500,000	178,000	4.352%	$5,114
WMIF	47,190.5		2,500,000	170,000	4.156%	$4,884
Funds Managed by Capital International, Inc.
EMGF	11,802.0		2,500,000	125,000	3.056%	$3,591

TOTAL	$973,083.9	4	$73,425,000	$4,090,000		$117,500

1 Premiums for individual policies were provided by insurance consultant, Swett & Crawford. and are based on recommended levels of coverage which take into account Rule 17g-1 minimum coverage requirements and asset size.

2 The allocations are arrived at by taking the proportion a fund would pay if each fund were to acquire separate insurance.  For example, WMIF's premium for an individual policy would be $170,000. The allocation factor is determined by dividing $170,000 by $4,090,000 (the sum of individual premiums for all funds).  WMIF's allocation factor would be 4.156%.  This is then applied to the funds' portion of the joint premium (25% of total premium).  Allocation factors and premium estimates are approximate.

3 Estimated premium allocations are based on a preliminary indication of $470,000 for a $100 million fidelity bond.

4 Total excludes AFTD assets which are already included in totals for the underlying funds.

+ Effective May 1, 2009, American Funds Money Market Fund (MMF) was formed out of the merger of The Cash Management Trust of America (CMTA) and The U.S. Treasury Money Fund of America (CTRS). Effective August 7, 2009, the name of The Tax-Exempt Money Fund of America (CTEX) changed to American Funds Short-Term Tax-Exempt Bond Fund (STEX).

2009 - 2010 FIDELITY BOND ALLOCATION1

			2009-2010
			Estimated
			Premium Allocation
Funds		25%	$117,500

American Funds Service Company		40%	$188,000

Capital Group companies and related		35%	$164,500
participants including:
	American Funds Distributors, Inc.
	Capital Bank and Trust Company
	The Capital Group Companies, Inc.
	Capital Group Research, Inc.
	Capital Research and Management Company
	Capital Research Company
	Capital Strategy Research, Inc.
	Certain Capital Group benefit plans

TOTAL		100%	$470,0002

1 The recommended allocation between the Funds and the participating Capital Group companies is based on information received from insurance consultant Swett & Crawford and ICI Mutual Insurance Company taking into consideration relative risk and industry practice.

2 Based on ICI Mutual's preliminary indication for a $100 million fidelity bond. Does not include tax.

OFFICER’S CERTIFICATE

This is to certify that the premium for the joint insured Registered Management Investment Company Bond issued by ICI Mutual Insurance Company was paid for the period December 19, 2009 through December 19, 2010.

Dated: January 29, 2010

/s/Michael J. Downer
Michael J. Downer

Joint Insuring Agreement

The funds managed by Capital Research and Management Company:  AMCAP Fund, Inc., American Balanced Fund, American Funds Money Market Fund, American Funds Short-Term Tax-Exempt Bond Fund, The American Funds Income Series, American Funds Target Date Retirement Series, Inc., The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, Inc., American High-Income Trust, American Mutual Fund, Inc., American Funds Insurance Series, The Bond Fund of America, Inc., Capital Income Builder, Inc., Capital World Bond Fund, Inc., Capital World Growth and Income Fund, Inc., Endowments, EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., Intermediate Bond Fund of America, International Growth and Income Fund, The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., New World Fund, Inc.,  Short-Term Bond Fund of America, Inc., SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America, Inc., Washington Mutual Investors Fund, Inc.; a fund managed by Capital International, Inc.:  Emerging Markets Growth Fund, Inc.; a fund managed by Capital Guardian Trust Company: Personal Investment Management Portfolio Series (collectively, the “Investment Company Insureds”); and American Funds Distributors, Inc., American Funds Service Company, Capital Bank and Trust Company, The Capital Group Companies, Inc., Capital International, Inc., Capital Group Corporate International, Capital Group Research, Inc., Capital Management Services, Inc., Capital International Research, Inc., Capital Research Company, Capital Research and Management Company, Capital Strategy Research, Inc., Anchor Pathway Fund Series*, The Cash Management Trust of America*, The Tax-Exempt Money Fund of America*, The U.S. Treasury Money Fund of America*, and certain benefit plans including: Revised Master Retirement Plan of The Capital Group, Inc., Group Life and Medical Insurance Plan for Employees of The Capital Group Companies, Inc.,  The 401(k) Tax Advantage Plan of The Capital Group Companies, Inc., The Capital Group Voluntary Life Plan, The Capital Group Companies, Inc. Cafeteria Plan, The Capital Group Companies, Inc. Educational Assistance Plan, The Capital Group Dental Plan,  Capital Special Retention Benefit Plan, Group Medical Insurance Plan for Retirees of The Capital Group, Group Dental Plan for Retirees of The Capital Group, The Severance Plan for U.S. Associates of The Capital Group Companies, Inc. and Participating U.S. Affiliates; CGPE IV, L.P., CGPE V, L.P., Capital Guardian Trust Company (collectively, “Other Insureds”) (together, the “Parties”), hereby agree to jointly participate as named insureds in a joint insured fidelity bond providing for fidelity bonding of the officers and employees of the named insureds (the “Bond”) and the same parties hereby agree to jointly participate as named insureds on joint Directors and Officers/Errors and Omissions Policies (“D&O/E&O Policies”), subject to the following terms and conditions:

* Even though these funds are no longer in operation, coverage will be maintained for several years to address any residual claims that may arise.

I.	Definitions

a)
Actual Loss - the total amount of any pecuniary loss suffered by any of the Parties under circumstances covered by the terms of the Policy(ies) without regard to whether the amount of coverage is sufficient to enable such party to recover the total amount of such pecuniary loss.

b)	Excess Investment Company Coverage – the amount by which the Investment Company Coverage exceeds the amount of the combined Rule 17g-1 Minimum Coverage Requirements of the Investment Company Insureds.

c)	D&O/E&O Coverage – the total amount of coverage provided under the D&O/E&O Policies

d)	Fidelity Coverage - the total amount of coverage provided under the Bond.

e)	Investment Company Coverage - the amount of coverage attributable to the premiums paid by the Investment Company Insureds.

f)
Rule 17g-1 Minimum Coverage Requirement - the minimum amount of insurance coverage required to be maintained by an entity on a current basis based upon the gross assets of each Investment Company and being determined as of the close of the most recent fiscal quarter in accordance with the table set forth in Rule 17g-1 of the Investment Company Act of 1940 as it may from time to time be amended by the Securities and Exchange Commission or any successor agency thereto responsible for the regulation of investment companies.

g)	Other Insureds Coverage - the amount of coverage attributable to premiums paid by the Other Insureds.

II.	Amount of the Bond

It shall be the intent of the Parties that the amount of the Fidelity Coverage at all times shall be at least equal to the amount of the combined 17j-1 Minimum Coverage Requirements of the Investment Company Insureds plus the amount of coverage that would have been required by the Other Insureds pursuant to federal statute or regulations had they not been named as insureds under the Bond.

III.	Allocation of Recovery under the Bond

In the event Actual Loss is suffered concurrently by any of the Parties and aggregate losses exceed policy limits, recovery to the extent of an Actual Loss will be allocated in the following manner, subject to the provisions in Section VII:

a)
each Investment Company Insured which has suffered such Actual Loss shall be entitled to recover from the Investment Company Coverage, (i) its Rule 17g-1 Minimum Coverage Requirement, and (ii) to the extent there is Excess Investment Company Coverage, each such Investment Company Insured shall recover the proportion of such coverage that its premium bears to the amount of all premiums paid by all such Investment Company Insureds;

b)
each Other Insured which has suffered such Actual Loss shall be entitled to recover from the Other Insureds Coverage, (i), to the extent applicable, such Other Insured’s Rule 17g-1 Minimum Coverage Requirement, and (ii) to the extent there is excess Other Insureds Coverage, the proportion of such coverage that its premium bears to the amount of all premiums paid by all such Other Insureds;

c)
each such Party shall be entitled to recover from any coverage remaining after recovery under a) and b) the proportion of such coverage that its premium bears to the amount of all premiums paid by such Parties.  Entities not bearing a specific premium amount shall be allocated a fair and reasonable amount in light of the facts and circumstances as determined by The Capital Group Companies Management Committee.

IV.	Allocation of Recovery under the D&O/E&O Policies

In the event Actual Loss is suffered concurrently by any of the Parties and aggregate losses exceed policy limits, recovery to the extent of an Actual Loss will be allocated in the following manner, subject to the provisions in Section VII:

a)
each Investment Company Insured which has suffered such Actual Loss shall be entitled to recover from the Investment Company Coverage the proportion of such coverage that its premium bears to the amount of all premiums paid by such Investment Company Insureds;

b)
each Other Insured which has suffered such Actual Loss shall be entitled to recover from such Other Insureds Coverage the proportion of such coverage which its premium bears to the amount of all premiums paid by all such Other Insureds;

c)
each such party shall be entitled to recover from any coverage remaining after recovery under a) and b) the proportion of such coverage that its premium bears to the amount of all premiums paid by such Parties.  Entities not bearing a specific premium amount shall be allocated a fair and reasonable amount in light of the facts and circumstances as determined by The Capital Group Companies Management Committee.

V.	Allocation of Recovery under the Independent Directors Safety Net Policy

In the event Actual Loss is suffered concurrently by any of the Parties and aggregate losses exceed policy limits, recovery to the extent of an Actual Loss will be allocated in the following manner, subject to the provisions in Section VII:

a)
each Investment Company Insured which has suffered such Actual Loss shall be entitled to recover the proportion of such coverage that its premium bears in relation to the premiums paid by all such other Investment Company Insureds.

b)	each Other Insured that is entitled to coverage under this policy shall be entitled to recover an amount in proportion to the amount recoverable by other Investment Company Insureds with similar size.

VI.	Annual Review

The majority of the directors of each Investment Company Insured shall, not less than annually, approve the amount of the fidelity bond, the joint nature of the policies, and the portion of the premiums ratable to each Company.

VII.	Additional Parties

Any registered investment company managed by Capital Research and Management Company or Capital International, Inc., or any company affiliated with The Capital Group Companies, Inc. that is an eligible insured party under Rules 17g-1(b) and 17d-1(d)(7) (“Additional Party”), as applicable, may become a Party hereto.

Any registered investment company managed by Capital Research and Management Company that is a successor in interest to an Investment Company Insured shall automatically become a Party, Additional Party and Investment Company Insured to this agreement.  A successor in interest is limited to entities that result from a reorganization of an Investment Company Insured into another jurisdiction and/or another type of business organization.

Notwithstanding the provisions in Section III, any Additional Party shall be entitled to recover its Rule 17g-1 Minimum Coverage Requirements amount under the Other Insured Coverage and, under III. b.ii), based on premiums paid by an Investment Company Insured of similar size.  Notwithstanding the provisions in Section IV, any Additional Party shall be entitled to recover under the Other Insured Coverage a proportionate share based on premiums paid by an Investment Company Insured of similar size.  Notwithstanding the provisions in Section V, any Additional Party shall be entitled to recover a proportionate share based on premiums paid by an Investment Company Insured of similar size.  Additional parties that are not subject to a Rule 17g-1 Minimum Coverage Requirement may be allocated a fair and reasonable amount in light of the facts and circumstances as determined by The Capital Group Companies Management Committee.

Witness our hand and signatures this 1st day of March, 2010

Funds Managed by Capital Research and Management Company

AMCAP FUND, INC.	AMERICAN BALANCED FUND

/s/ Vincent P. Corti	/s/ Patrick F. Quan
Vincent P. Corti, Secretary	Patrick F. Quan, Secretary

AMERICAN FUNDS MONEY MARKET FUND	AMERICAN FUNDS SHORT-TERM TAX-EXEMPT BOND FUND

/s/ Kimberly S. Verdick	/s/ Kimberly S. Verdick
Kimberly S. Verdick, Secretary	Kimberly S. Verdick, Secretary

THE AMERICAN FUNDS INCOME SERIES	AMERICAN FUNDS TARGET DATE RETIREMENT SERIES, INC.

/s/ Kimberly S. Verdick	/s/ Steven I. Koszalka
Kimberly S. Verdick, Secretary	Steven I. Koszalka, Secretary

THE AMERICAN FUNDS TAX-EXEMPT SERIES I	THE AMERICAN FUNDS TAX-EXEMPT SERIES II

/s/ Stephanie L. Pfromer	/s/ Kimberly S. Verdick
Stephanie L. Pfromer, Secretary	Kimberly S. Verdick, Secretary

AMERICAN HIGH-INCOME MUNICIPAL	AMERICAN HIGH-INCOME TRUST
BOND FUND, INC.

/s/ Kimberly S. Verdick	/s/ Kimberly S. Verdick
Kimberly S. Verdick, Secretary	Kimberly S. Verdick, Secretary

AMERICAN MUTUAL FUND, INC.	AMERICAN FUNDS INSURANCE SERIES

/s/ Vincent P. Corti	/s/ Steven I. Koszalka
Vincent P. Corti, Secretary	Steven I. Koszalka, Secretary

THE BOND FUND OF AMERICA, INC.	CAPITAL INCOME BUILDER, INC.

/s/ Kimberly S. Verdick	/s/ Vincent P. Corti
Kimberly S. Verdick, Secretary	Vincent P. Corti, Secretary

CAPITAL WORLD BOND FUND, INC.	CAPITAL WORLD GROWTH AND INCOME FUND, INC.

/s/ Kimberly S. Verdick	/s/ Vincent P. Corti
Kimberly S. Verdick, Secretary	Vincent P. Corti, Secretary

ENDOWMENTS	EUROPACIFIC GROWTH FUND

/s/ Patrick F. Quan	/s/ Vincent P. Corti
Patrick F. Quan, Vice President and Secretary	Vincent P. Corti, Secretary

FUNDAMENTAL INVESTORS, INC.	THE GROWTH FUND OF AMERICA, INC.

/s/ Patrick F. Quan	/s/ Patrick F. Quan
Patrick F. Quan, Secretary	Patrick F. Quan, Secretary

THE INCOME FUND OF AMERICA, INC.	INTERMEDIATE BOND FUND OF AMERICA

/s/ Patrick F. Quan	/s/ Kimberly S. Verdick
Patrick F. Quan, Secretary	Kimberly S. Verdick, Secretary

INTERNATIONAL GROWTH AND INCOME FUND	THE INVESTMENT COMPANY OF AMERICA

/s/ Patrick F. Quan	/s/ Vincent P. Corti
Patrick F. Quan, Secretary	Vincent P. Corti, Secretary

LIMITED TERM TAX-EXEMPT BOND FUND OF AMERICA	THE NEW ECONOMY FUND

/s/ Kimberly S. Verdick	/s/ Chad L. Norton
Kimberly S. Verdick, Secretary	Chad L. Norton, Secretary

NEW PERSPECTIVE FUND, INC.	NEW WORLD FUND, INC.

/s/ Vincent P. Corti	/s/ Vincent P. Corti
Vincent P. Corti, Secretary	Vincent P. Corti, Secretary

SHORT-TERM BOND FUND OF AMERICA, INC.	SMALLCAP WORLD FUND, INC.

/s/ Kimberly S. Verdick	/s/ Chad L. Norton
Kimberly S. Verdick, Secretary	Chad L. Norton, Secretary

THE TAX-EXEMPT BOND FUND OF AMERICA, INC.	WASHINGTON MUTUAL INVESTORS FUND INC.

/s/ Kimberly S. Verdick	/s/ Jennifer L. Butler
Kimberly S. Verdick, Secretary	Jennifer L. Butler, Secretary

Funds Managed by Capital International, Inc.

EMERGING MARKETS GROWTH FUND, INC.	CGPE IV, L. P.

/s/ Nelson N. Lee	/s/ Naomi H. Kobayashi
Nelson N. Lee, Secretary	Naomi H. Kobayashi, Acting Chairperson of Capital International Investments [IV and V], L. L. C.

CGPE V, L. P.

/s/ Naomi H. Kobayashi
Naomi H. Kobayashi, Acting Chairperson Of Capital International Investments [IV and V], L. L. C.

Other Insureds

AMERICAN FUNDS DISTRIBUTORS, INC.	AMERICAN FUNDS SERVICE COMPANY

/s/ David M. Givner	/s/ Angela M. Mitchell
David M. Givner, Secretary	Angela M. Mitchell, Secretary

CAPITAL BANK AND TRUST COMPANY	THE CAPITAL GROUP COMPANIES, INC.

/s/ David M. Givner	/s/ James P. Ryan
David M. Givner, Secretary	James P. Ryan, Senior Vice President and Secretary
CAPITAL INTERNATIONAL, INC.	CAPITAL GROUP CORPORATE INTERNATIONAL

/s/ Peter C. Kelly	/s/ James P. Ryan
Peter C. Kelly, Senior Vice President, Senior Counsel and Secretary	James P. Ryan, Senior Vice President and Secretary

CAPITAL GROUP RESEARCH, INC.	CAPITAL MANAGEMENT SERVICES, INC.

/s/ Jennifer L. Ryba	/s/ Cheryl L. Hesse
Jennifer L. Ryba, Secretary	Cheryl L. Hesse, Secretary

CAPITAL INTERNATIONAL RESEARCH, INC.	CAPITAL RESEARCH COMPANY

/s/ Jennifer L. Ryba	/s/ Tamara Brown
Jennifer L. Ryba, Secretary	Tamara Brown, Secretary

CAPITAL RESEARCH AND MANAGEMENT COMPANY	CAPITAL STRATEGY RESEARCH, INC.

/s/ Michael J. Downer	/s/ Paula M. Wong
Michael J. Downer, Senior Vice President and Secretary	Paula M. Wong, Secretary

REVISED MASTER RETIREMENT PLAN OF THE CAPITAL GROUP COMPANIES, INC.	GROUP LIFE, MAJOR MEDICAL AND DENTAL INSURANCE PLANS AND 401(K) AND SEC. 125 PLANS (THE CAPITAL GROUP COMPANIES)

/s/ Catherine L. Heron	/s/ James P. Ryan
Catherine L. Heron, Chairperson of U.S. Retirement Benefits Committee	James P. Ryan, Senior Vice President and Secretary, The Capital Group Companies, Inc.

CAPITAL GUARDIAN TRUST COMPANY

/s/ Michael D. Beckman
Michael D. Beckman, Senior Vice President

Funds Managed by Capital Guardian Trust Company

PERSONAL INVESTMENT MANAGEMENT PORTFOLIO SERIES

/s/ Courtney R. Taylor
Courtney R. Taylor, Secretary